SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE

04045394

October 5, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

RECEIVED 2004 OCT -6 P 3:46 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

A. Troup

Arthur G. Troup
President & CEO

Enclosure

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

dw 10/7

United States Sec Filing
October 5, 2004

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Mineral's Kena Program Suggests Increase in Gold Grade
   – dated September 28, 2004

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

September 28, 2004

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERAL'S KENA PROGRAM SUGGESTS INCREASE IN GOLD GRADE

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that its mapping program on the Kena Property in British Columbia suggests a revised drill plan may increase gold grade. The company's consultant, P&L Geological Services, has identified a previously unknown structural trend that may be an important control to gold grades at the Kena Property, in the Kootenay District of British Columbia. This new structural trend was recognized during a recently completed detailed structural mapping program on the Kena Gold and Gold Mountain Zones. The work program has documented and confirmed the presence of six structural features that cut across the two gold zones. The highlight of the study was the identification of important cross structures that trend parallel to the earlier drilling direction and were therefore not intersected by most of the previous drill holes. The study suggests that these cross structures may be important controls for high-grade mineralization and that gold grades may improve if drilling is oriented to cross them. If this proves to be the case, the results will have a favourable impact on the recently announced gold resource.

Preliminary structural geology mapping by Dr. Trygve Hoy in late 2003, plus recent computer modeling of the Gold Mountain and Kena Gold Zones show two styles of gold mineralization with certain structural features relating to higher-grade gold intercepts. In the resource study published June 7, 2004, it was noted that the entire lengths of the drill holes often average between 0.3 g/t gold to greater than 1.0 g/t gold; but contain one or more 1-2 metre intercepts of greater than 10.0 g/t gold (see previous news releases from 2001-2003). The high-grade gold intervals have an important positive impact on the overall grade of the surrounding lower grade porphyry style mineralization. It is therefore important to understand the orientation of the high-grade intervals in order that drilling will intersect them at the best angle.

Structural Geology

The recent structural mapping study has identified, catalogued and categorized structural features in order to determine the predominant orientations of gold concentrating features through the Gold Mountain and Kena Gold Zones. The mapping program encompasses a 4.5 kilometre long area that includes the two gold bearing zones.

Six structural features including foliation (S1 and S2), joints, gashes, veins and shears, were mapped and plotted on stereonets and rose diagrams. S1 is generally a pervasive northwest trending foliation that is moderate to strong in the Elise volcanics and weak to moderate in the Silver King porphyry. The S2 foliation is similar to S1 but strikes 10 degrees more to the south than S1. Both S1 and S2 are rotated 10 degrees counter clockwise in the Kena Zone due to a major cross structure that runs along Gold Creek. The joints display many orientations and are generally very planar with clean to rusty surfaces. In the Gold Mountain Zone, joint directions appear more variable than in the Kena Gold Zone. The main cross joint is prominent when joints are plotted on the rose diagram. These cross joints of interest are mostly clean and planar, but some have chlorite, epidote, quartz, magnetite or rare pyrite coatings on the surface. Gashes and veins have a similar orientation to this "joint of interest" direction. Gashes range from a few millimetres to a few centimetres in size. They are discontinuous, sometimes occurring as enechelon pockets and are sometimes filled with epidote, quartz, magnetite, or chlorite. Veins include quartz, quartz with tourmaline, quartz with chlorite, epidote and occasionally carbonate. Shears range from a few centimetres to 2 metres in width and are generally rusty, sericitic, and pyritic.

Recommendations

Sulltan's consulting geologist and qualified person for this project, Linda Dandy, P.Geo. recommends that future drilling test these cross structures, which were not previously drilled. The average orientation of the cross structures is prominently displayed by rose diagrams, generated from the structural study, and make excellent drill targets. Therefore, it is recommended that drilling be done at –45° dip towards 124° on the Gold Mountain Zone; and –45° dip towards 130° on the Kena Gold Zone. The proposed holes would be drilled along these new orientations, in the areas of known mineralization in order to determine if gold grades will increase when the recently identified structures are properly tested.

P&L Geological Services are obtaining collar coordinates for four drill holes that would best test the two zones. Drilling is dependent upon financing.

For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geol.
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Robin Merrifield – Email: info@sultanminerals.com